787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 2, 2011

VIA EDGAR

Duc Dang

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Interactive Data Corporation
Registration Statement on Form S-4 (File No. 333-174079)

Dear Mr. Dang:

On behalf of Interactive Data Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in your letter to Vincent A. Chippari, Senior Vice President and Chief Financial Officer of the Company, with respect to the filing referenced above.

With this letter, on behalf of the Company, we hereby submit to the Commission Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-4 (Registration No. 333-174079) (the “Registration Statement”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

General

1. Comment: We note that you are registering the 10  1/4% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: Concurrently herewith, the Company is providing the requested supplemental letter as Annex I stating that it is registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Comment: Prior to effectiveness, please file your letter of transmittal or advise.

Response: The Company has filed the Letter of Transmittal as Exhibit 99.1 to the Amendment.

Prospectus cover page

3. Comment: Please revise to disclose to following on the cover page of the prospectus:

a. Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

b. Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities

Response: The Company has revised the prospectus cover page in the Registration Statement to comply with the Staff’s comment.

* * * * * * * * * *

Please do not hesitate to contact the undersigned at (212) 728-8608 with any further questions or comments.

Very truly yours,

/s/ Manuel A. Miranda

Manuel A. Miranda

Enclosures

cc:	Mr. Vincent A. Chippari, Chief Financial Officer

Annex I

VIA EDGAR

June 2, 2011

Duc Dang

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Interactive Data Corporation
Registration Statement on Form S-4 (File No. 333-174079)

Dear Mr. Dang:

On behalf of Interactive Data Corporation (the “Issuer”), and the subsidiaries listed on Schedule A hereto (together with the Issuer, the “Registrants”), this letter is provided to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the Registrants’ proposed offer to exchange (the “Exchange Offer”) all of the Issuer’s outstanding 10  1/4% Senior Notes due 2018, issued on July 29, 2010 (the “Initial Notes”), for new 10  1/4% Senior Notes due 2018 (the “Exchange Notes”). The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993 (the “Shearman Letter”), and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Pursuant to Rule 14e-1(a) of the Securities Exchange Act of 1934, the Exchange Offer will be open for at least 20 full business days and the Exchange Offer’s expiration date will be included in the final prospectus disseminated to security holders and filed according to Rule 424. The Registrants represent the following:

Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman Letter) in connection with any resale of such Exchange Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). The Registrants further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes.

The Registrants will include in the letter of transmittal or similar documents to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Please contact the undersigned at (212) 728-8608 with any questions you may have regarding the Registration Statement.

Very truly yours,

Gregory B. Astrachan

Enclosures

cc:	Vincent A. Chippari, Chief Financial Officer

Schedule A

Subsidiary	Jurisdiction
Interactive Data Online Properties, Inc.	Delaware

Exshare Financial Incorporated	Delaware

GTIS Corporation	Delaware

IDCO Nominees, LLC	Delaware

Infotec Holdings Corporation	Delaware

Interactive Data Managed Solutions, LLC	Delaware

Interactive Data Pricing and Reference Data, Inc.	Delaware

Interactive Data Real-Time Group, Inc.	Delaware

Interactive Data Real-Time Services, Inc.	New York